Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

10th March 2004

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


04010638

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

3/17

DF/df
Encl.

c.c.: Mr. D. Andres Estay (w/encl.), Assistant Vice President, The Bank of New York (Fax: 001-1-212-571-3050)


oneworld member

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3514 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited (Name of Company/Representative Company) No. of pages: 2

Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number) 10th March 2004 Date

Name of listed company : Cathay Pacific Airways Limited

Year end date : 31 /12 / 2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☒ Yes ☐ No (See Note 2)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period From 1/1/2003 to 31/12/2003	(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2002 to 31/12/2002
Turnover	:	29,578 million	33,090 million
Profit/(Loss) from Operations	:	2,225 million	4,750 million
Finance cost	:	(620 million)	(743 million)
Share of Profit / (Loss) of Associates	:	151 million	324 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit after Taxation & MI	:	1,303 million	3,983 million
% Change over Last Period	:	- 67.3%	
EPS / (LPS) - Basic (Note 1)	:	39.0¢	119.5¢
- Diluted (Note 1)	:	38.8¢	118.7¢
Extraordinary ("ETD") Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	1,303 million	3,983 million
~~Interim~~ / Final* Dividend per Share (Note 2)	:	17¢	28¢
(specify if with other options)	:	N/A	N/A

.../2

B / C Dates for ~~Interim~~ / Final* Dividend	:	7/5/2004	to	12/5/2004 bdi.
Payable Date	:	2/6/2004		
B / C Dates for (Annual) General Meeting	:	7/5/2004	to	12/5/2004 bdi.
Other Distribution for Current Period (Special Dividend)	:	28¢ per Share		Nil
B / C Dates for Other Distribution	:	7/5/2004	to	12/5/2004 bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
Cathay Pacific Airways Limited

Signature :
Name : Margaret Yu
Title : Company Secretary

Note 1:

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$1,303 million for 2003 (2002: HK$3,983 million) by the daily weighted average number of shares in issue throughout the year of 3,338 million (2002: 3,333 million) shares and 3,357 million (2002: 3,356 million) shares respectively with the latter adjusted for the effects of the share options.

Note 2:

Subsequent to the recommendation of a final dividend of HK$0.56 per share for 2002 on 5th March 2003, the Company issued a profit warning on 11th April 2003 due to a severe drop in passenger traffic caused by the Iraq war and the SARS epidemic and revised its recommendation of the final dividend for 2002 to HK$0.28 per share on 5th May 2003, which was approved by Shareholders at the Annual General Meeting held on 14th May 2003.

10th March 2004

CATHAY PACIFIC ANNOUNCES ANNUAL RESULTS FOR 2003

Results		2003	2002	Change
Turnover	*HK$ million*	**29,578**	33,090	**-10.6%**
Attributable profit	*HK$ million*	**1,303**	3,983	**-67.3%**
Earnings per share	*HK cents*	**39.0**	119.5	**-67.4%**
Dividend per share	*HK cents*	**48.0**	44.0	**+9.1%**

Cathay Pacific Airways today announced its full-year results for the year 2003. The Group reported a profit attributable to shareholders of HK$1,303 million compared to a profit of HK$3,983 million in 2002. Turnover fell by 10.6 percent to HK$29,578 million.

The airline's operations in the first half of the year were severely disrupted by the SARS outbreak which resulted in a previously reported first-half loss of HK$1,241 million. The airline returned to profitability in the second half with a sharp rebound in passenger demand and continued strong support from the cargo business.

Cathay Pacific added new passenger services to several regional and long-haul destinations, and opened another important chapter in its history with the resumption of services to Beijing. Although the airline saw an 18 percent year-on-year decline in the number of passengers carried to ten million, more than six million of those flew in the second half of the year. Passenger yield for 2003 declined 4.6 percent to HK43.3 cents per passenger kilometre flown.

Demand for the airline's cargo services remained strong throughout the year. In 2003, the airline carried a record 874,724 tonnes of freight, up 2.8 percent on 2002. Osaka and Singapore were added to the freighter network and additional services were launched to Brussels, Manchester, Milan and cities in the United States. The Group's cargo revenue increased 5.6 percent over 2002. Cargo yield fell 1.1 percent to HK$1.78.

Cathay Pacific Chairman James Hughes-Hallett said: "The airline came through a very testing year in remarkably good shape. The results reflect a strong performance by the cargo business and a very welcome rebound in the passenger business in the second half of the year. I would like to express sincere thanks to our staff for their efforts in bringing the airline successfully through an extremely challenging period. Looking forward, we will continue to invest in our fleet, our product and our people in order to take advantage of new growth opportunities and enhance Hong Kong's position as a global aviation hub."

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Wong, Corp Comm Manager, Public Affairs, (852) 2747-5393 or 7901 5393

Maria Yu, Corp Comm Manager, Media Relations, (852) 2747-5363 or 7901 5368

The Cathay Pacific Website can be found at <u>www.cathaypacific.com</u>

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 HK$M	2002 HK$M
Turnover			
Passenger services		**18,663**	22,376
Cargo services		**9,913**	9,387
Catering and other services		**1,002**	1,327
Total turnover	*1*	**29,578**	33,090
Expenses			
Staff		**(8,035)**	(7,918)
Route		**(5,416)**	(6,113)
Fuel		**(5,236)**	(4,895)
Aircraft maintenance		**(2,856)**	(3,312)
Depreciation and operating leases		**(4,860)**	(4,720)
Commissions		**(400)**	(501)
Others		**(550)**	(881)
Operating expenses		**(27,353)**	(28,340)
Operating profit		**2,225**	4,750
Finance charges		**(1,807)**	(2,421)
Finance income		**1,187**	1,678
Net finance charges		**(620)**	(743)
Share of profits of associated companies		**151**	324
Profit before tax		**1,756**	4,331
Taxation	*2*	**(409)**	(328)
Profit after tax		**1,347**	4,003
Minority interests		**(44)**	(20)
Profit attributable to shareholders		**1,303**	3,983
Dividends			
Interim - paid	*3*	**100**	534
Final - proposed	*3*	**568**	935
Special - proposed	*3*	**936**	-
		1,604	1,469
Earnings per share		**HK¢**	HK¢
Basic	*4*	**39.0**	119.5
Diluted	*4*	**38.8**	118.7
		HK$	HK$
Shareholders' funds per share		**9.3**	9.6

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 HK$M	2002 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	5	**51,357**	50,038
Intangible assets		**405**	489
Investments in associated companies		**1,661**	1,739
Other long-term receivables and investments		**1,263**	1,458
		54,686	53,724
Long-term liabilities		**(33,022)**	(31,382)
Related pledged security deposits		**11,604**	12,853
Net long-term liabilities		**(21,418)**	(18,529)
Retirement benefit obligations		**(181)**	(346)
Deferred taxation		**(7,762)**	(7,614)
		(29,361)	(26,489)
Net non-current assets		**25,325**	27,235
Current assets and liabilities			
Stock		**398**	430
Trade and other receivables		**4,753**	4,294
Liquid funds		**15,200**	13,180
		20,351	17,904
Current portion of long-term liabilities		**(6,754)**	(6,409)
Related pledged security deposits		**1,875**	2,128
Net current portion of long-term liabilities		**(4,879)**	(4,281)
Trade and other payables		**(5,543)**	(5,280)
Unearned transportation revenue		**(2,839)**	(2,518)
Taxation		**(1,259)**	(874)
		(14,520)	(12,953)
Net current assets		**5,831**	4,951
Total assets less current and non-current liabilities		**31,156**	32,186
Minority interests		**(104)**	(71)
Net assets		**31,052**	32,115
CAPITAL AND RESERVES			
Share capital		**669**	667
Reserves		**30,383**	31,448
Shareholders' funds	6	**31,052**	32,115

Notes:

1. **Turnover**

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

	2003 **HK$M**	2002 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**12,022**	12,424
- Japan, Korea and Taiwan	**5,208**	6,979
South East Asia and Middle East	**3,395**	4,082
Europe	**3,551**	3,909
Pacific and South Africa	**5,402**	5,696
	29,578	33,090

Countries included in each region are defined in the 2003 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2003 annual report.

2. **Taxation**

	2003 **HK$M**	2002 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
- Hong Kong profits tax	**50**	58
- Overseas tax	**248**	202
- Under/(over) provisions for prior years	**84**	(21)
Deferred tax		
- Origination and reversal of temporary differences	**(62)**	34
- Increase in tax rate	**64**	-
	384	273
Associated companies:		
- Hong Kong profits tax	**16**	40
- Overseas tax	**9**	15
	409	328

In March 2003, the Hong Kong Government announced an increase in the profits tax rate applicable to the operations in Hong Kong. Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

3. Dividends

	2003 HK$M	2002 HK$M
2003 interim dividend paid on 2nd October 2003 of HK¢3 per share (2002: HK¢16 per share)	**100**	534
2003 final dividend proposed on 10th March 2004 of HK¢17 per share (2002: HK¢28 per share)	**568**	935
2003 special dividend proposed on 10th March 2004 of HK¢28 per share	**936**	-
	1,604	1,469

On 5th May 2003, the Board of Directors revised the 2002 final dividend from HK¢56 per share, as originally proposed on 5th March 2003, to HK¢28 per share in order to conserve cash in response to the business downturn following the SARS outbreak. The revised 2002 final dividend proposal of HK¢28 per share, which totals HK$935 million was subsequently approved by shareholders on 14th May 2003 and was paid on 2nd June 2003.

Subject to shareholders' approval of the 2003 special dividend and the 2003 final dividend at the Annual General Meeting on 12th May 2004, payment of the dividends will be made on 2nd June 2004 to shareholders registered on 12th May 2004. The shareholders' register will be closed from 7th May 2004 to 12th May 2004, both dates inclusive.

4. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$1,303 million (2002: HK$3,983 million) by the daily weighted average number of shares in issue throughout the year of 3,338 million (2002: 3,333 million) shares and 3,357 million (2002: 3,356 million) shares respectively with the latter adjusted for the effects of the share options.

	2003 Million	2002 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,338**	3,333
Deemed issue of ordinary shares for no consideration	**19**	23
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,357**	3,356

5. Fixed assets

	Aircraft and related equipment		Other equipment		Properties	
	Owned	Leased	Owned	Leased	Owned	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Cost						
At 1st January 2003	21,116	42,864	2,387	547	6,230	73,144
Exchange differences	-	-	6	-	12	18
Additions	2,416	2,611	44	-	50	5,121
Disposals	(138)	-	(109)	-	-	(247)
Transfers	1,366	(1,366)	-	-	-	-
At 31st December 2003	24,760	44,109	2,328	547	6,292	78,036
Accumulated depreciation						
At 1st January 2003	8,952	11,441	1,460	211	1,042	23,106
Exchange differences	-	-	6	-	4	10
Charge for the year	1,419	1,907	160	23	236	3,745
Disposals	(73)	-	(109)	-	-	(182)
Transfers	1,293	(1,293)	-	-	-	-
At 31st December 2003	11,591	12,055	1,517	234	1,282	26,679
Net book value						
At 31st December 2003	13,169	32,054	811	313	5,010	51,357
At 1st January 2003	12,164	31,423	927	336	5,188	50,038

6. Shareholders' funds

			Non-distributable					
	Share capital	Retained profit	Share premium	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Other reserves	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
At 1st January 2003	667	23,250	7,207	21	412	559	(1)	32,115
Exchange differences on cash flow hedges								
- recognised during the year	-	-	-	-	-	(1,330)	-	(1,330)
- deferred tax recognised	-	-	-	-	-	90	-	90
- transferred to profit for the year	-	-	-	-	-	(89)	-	(89)
Revaluation deficit recognised during the year	-	-	-	-	(58)	-	-	(58)
Net loss not recognised in the profit and loss account	-	-	-	-	(58)	(1,329)	-	(1,387)
Profit attributable to shareholders	-	1,303	-	-	-	-	-	1,303
2002 final dividend	-	(935)	-	-	-	-	-	(935)
2003 interim dividend	-	(100)	-	-	-	-	-	(100)
Share options exercised								
- premium received	-	-	54	-	-	-	-	54
- share capital issued	2	-	-	-	-	-	-	2
At 31st December 2003	669	23,518	7,261	21	354	(770)	(1)	31,052

7. **Commitments and contingencies**

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2003	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M
Authorised and contracted for	**3,865**	3,609	**919**	58
Authorised but not contracted for	**105**	445	**-**	443
	3,970	4,054	**919**	501

Operating lease commitments are shown in note 9 to the accounts in the 2003 annual report.

(b) Guarantees in respect of bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2003	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M
Subsidiary companies	**-**	-	**916**	916
Associated company	**19**	18	**19**	18
Staff	**420**	470	**405**	470
	439	488	**1,340**	1,404

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2003, 3,343,515,048 shares were in issue (31st December 2002: 3,336,007,848 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 7,507,200 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts in the 2003 annual report.

Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance. The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Details of Corporate Governance can be found in the 2003 annual report.

Annual Report

The 2003 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* before the end of March 2004. It will be sent to shareholders by 30th March 2004.

Chairman's Letter

In 2003 Cathay Pacific's operations were severely disrupted by the SARS outbreak, which resulted in a steep decline in passenger demand and several months of heavy losses. However, demand for both business and leisure travel picked up quickly in the third quarter and, with the help of continuing strong performance from our cargo business, we were able to return to profitability and recover much of the ground lost. For the full year the Group recorded an attributable profit of HK$1,303 million, compared to a profit of HK$3,983 million in 2002. Turnover at HK$29,578 million was down 10.6% compared to the previous year.

The recovery of the second half came quicker than initially expected and was attributable to both pent-up demand and special offers created to stimulate passenger traffic. All suspended services were restored by late September and, furthermore, we mounted additional flights to London (now three times daily), Auckland, Johannesburg, Melbourne and Rome. Overall, passenger revenue fell 16.6% from 2002 and passenger yield fell 4.6% to HK43.3 cents.

On 2nd December we opened another important chapter in the airline's history by resuming services to Beijing. The airline has also been granted licences by Hong Kong's Air Transport Licensing Authority to operate services to Shanghai and Xiamen and we intend to mount services to these cities once the necessary approvals have been obtained from the relevant authorities.

Demand for cargo services remained strong throughout the year, in particular to key markets in Europe, Japan and the United States. In October we carried a new monthly record of 87,275 tonnes of freight. Osaka and Singapore were added to the freighter network together with additional frequencies to Brussels, Manchester, Milan and cities in the United States. The Group's 2003 cargo revenue increased 5.6% over the previous year. However, cargo yield fell 1.1% to HK$1.78.

Our other aviation related service businesses were also affected to varying degrees by the SARS crisis, but similarly benefited from the subsequent pickup in demand.

During the year, we increased the fleet by six new aircraft (one Airbus 340-600, three Airbus 330-300s and two Boeing 777-300s), bringing total fleet size to 85 aircraft at year end. We are currently studying options for the further expansion of our fleet to meet anticipated growth in demand.

Cooperation within the **one**world alliance, now five years old, was extended with the acceptance of Swiss International Air Lines as the ninth alliance member. Our codeshare agreement with American Airlines was also expanded, adding four more destinations in the United States.

As Hong Kong's leading airline, we were pleased to be able to play a key role in various SARS recovery initiatives, including the very successful "We Love Hong Kong" campaign, to rebuild public confidence and boost tourism into Hong Kong. Our thanks go to our partners in Hong Kong's travel industry.

We will continue to invest in our fleet, our product and our people in order to grow our business and enhance Hong Kong's position as a premier global aviation hub. We shall maintain our own role as a pioneer of aviation management innovation via further roll-out of our inflight email product and the launch of a freight internet service portal.

I would like to express sincere thanks to our staff for their hard work which has seen the airline come through an extremely, indeed uniquely, testing year in remarkably good shape and well positioned to benefit from the growth opportunities of the coming years.

James Hughes-Hallett
Chairman
10th March 2004

Financial and Operating Highlights

Group Financial Statistics		2003	2002	Change
Results				
Turnover	*HK$ million*	**29,578**	33,090	**-10.6%**
Profit attributable to shareholders	*HK$ million*	**1,303**	3,983	**-67.3%**
Earnings per share	*HK cents*	**39.0**	119.5	**-67.4%**
Dividend per share	*HK cents*	**48.0**	44.0	**+9.1%**
Profit margin	*%*	**4.4**	12.0	**-7.6%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**31,052**	32,115	**-3.3%**
Net borrowings	*HK$ million*	**11,111**	9,646	**+15.2%**
Shareholders' funds per share	*HK$*	**9.3**	9.6	**-3.1%**
Net debt/equity ratio	*Times*	**0.36**	0.30	**+0.06 times**

Operating Statistics - Cathay Pacific		2003	2002	Change
Available tonne kilometres ("ATK")	*Million*	**13,355**	12,820	**+4.2%**
Passengers carried	*'000*	**10,059**	12,321	**-18.4%**
Passenger load factor	*%*	**72.2**	77.8	**-5.6%pt**
Passenger yield	*HK cents*	**43.3**	45.4	**-4.6%**
Cargo carried	*'000 tonnes*	**875**	851	**+2.8%**
Cargo and mail load factor	*%*	**68.7**	71.2	**-2.5%pt**
Cargo and mail yield	*HK$*	**1.78**	1.80	**-1.1%**
Cost per ATK	*HK$*	**2.00**	2.13	**-6.1%**
Cost per ATK without fuel	*HK$*	**1.61**	1.76	**-8.5%**
Aircraft utilisation	*Hours per day*	**11.4**	12.1	**-5.8%**
On-time performance	*%*	**91.0**	90.7	**+0.3%pt**

Capacity, Load Factor and Yield - Cathay Pacific

	Capacity ASK /ATK (million)*			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
Passenger services							
North Asia	**9,436**	11,022	**-14.4%**	**61.3**	69.2	**-7.9%pt**	**-9.2%**
South East Asia and Middle East	**12,775**	14,063	**-9.2%**	**67.7**	71.8	**-4.1%pt**	**-3.8%**
Europe	**12,712**	13,291	**-4.4%**	**78.2**	86.4	**-8.2%pt**	**+4.4%**
Pacific and South Africa	**24,357**	24,674	**-1.3%**	**75.6**	80.4	**-4.8%pt**	**-0.1%**
Overall	**59,280**	63,050	**-6.0%**	**72.2**	77.8	**-5.6%pt**	**-4.6%**
Cargo services	**7,715**	6,822	**+13.1%**	**68.7**	71.2	**-2.5%pt**	**-1.1%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- Passenger yields and volumes from Japan were depressed by a general reluctance to travel in the wake of SARS.
- Following SARS, Korea's leisure travel market recovered faster than the business market.
- Taipei remained strong despite sustained pressure on yields in a highly competitive market.

South East Asia and Middle East

- After SARS, markets in the Middle East were well supported by high volumes of contract workers while business travel recovered at a slower rate.
- South East Asian routes experienced a healthy recovery in the second half, helped by pricing initiatives.
- Strong growth in the Indian market continued to support passenger yields.
- A large proportion of long haul passengers connect through our hub at Hong Kong International Airport to destinations in South East Asia and the Middle East.

Europe

- The resumption of trade shows in Hong Kong and Mainland China and the lifting of corporate travel restrictions increased business travel in the second half of the year.
- Following SARS, business traffic on the European routes rebounded strongly.
- With strong demand on the London route, services were increased in August to three times daily. All three daily services performed well.
- A fifth weekly service was added to Rome following our first codeshare with **one**world partner Qantas.
- Strong European currencies helped to increase our dollar revenues.

Pacific and South Africa

- Australia and New Zealand performed well and additional services were launched to Auckland and Melbourne.
- A sixth weekly service was launched to Johannesburg. The route continued to perform well.
- The transpacific market recovered swiftly after SARS and Los Angeles was returned to a double-daily service at the end of September.

Cargo services

- Cathay Pacific operates a fleet of five B747-400 and six B747-200 freighters to 25 destinations worldwide. Freight is also carried in the belly holds of our passenger aircraft.
- During 2003, 874,724 tonnes of freight was carried, setting a new annual record. Cargo ATKs grew by 13.1%, due mainly to the integration of AHK's European operations. Load factor for the year dropped to 68.7%.
- Revenue in 2003 grew by 7.5% due to a strong growth in exports from Hong Kong to Europe, the United States and Asian destinations.
- The war in the Middle East had no effect on cargo operations. However, SARS caused a significant reduction in the Company's passenger schedule, resulting in a reduction in cargo capacity of 15% during the affected period. A previously parked B747-200 freighter was reactivated in May.
- Osaka and Singapore were added to Cathay Pacific's freighter network during the year.
- During the year, frequencies to Brussels, Manchester, Milan and cities in the United States increased as demand in these markets grew.

- Cargo yield was maintained at HK$1.78 with the dilutionary impact of additional lower yield long haul services being offset by favourable currencies.
- Cathay Pacific is to be the launch customer for Boeing's freighter conversion program for the B747-400 passenger aircraft. The conversion will be undertaken by Taikoo (Xiamen) Aircraft Engineering Company Limited with the first aircraft expected to be delivered in December 2005 and another five by 2007.

Operating expenses

	Group			Cathay Pacific		
	2003 HK$M	2002 HK$M	**Change**	**2003 HK$M**	2002 HK$M	**Change**
Staff	**8,035**	7,918	**+1.5%**	**7,318**	7,130	**+2.6%**
Inflight service and passenger expenses	**1,223**	1,464	**-16.5%**	**1,223**	1,464	**-16.5%**
Landing, parking and route expenses	**4,193**	4,649	**-9.8%**	**4,106**	4,468	**-8.1%**
Fuel	**5,236**	4,895	**+7.0%**	**5,164**	4,735	**+9.1%**
Aircraft maintenance	**2,856**	3,312	**-13.8%**	**2,853**	3,194	**-10.7%**
Aircraft depreciation and operating leases	**3,988**	3,711	**+7.5%**	**3,931**	3,624	**+8.5%**
Other depreciation and operating leases	**872**	1,009	**-13.6%**	**649**	765	**-15.2%**
Commissions	**400**	501	**-20.2%**	**398**	498	**-20.1%**
Exchange gain	**(244)**	(179)	**+36.3%**	**(247)**	(169)	**+46.2%**
Others	**794**	1,060	**-25.1%**	**721**	913	**-21.0%**
Operating expenses	**27,353**	28,340	**-3.5%**	**26,116**	26,622	**-1.9%**
Net finance charges	**620**	743	**-16.6%**	**606**	723	**-16.2%**
Total operating expenses	**27,973**	29,083	**-3.8%**	**26,722**	27,345	**-2.3%**

- Staff costs increased due to an increase in average staff numbers.
- Inflight service and passenger expenses decreased due to a reduction in passenger numbers and cost control initiatives.
- Landing, parking and route expenses fell as a result of flight cancellations.
- Fuel costs increased mainly due to the 18.5% increase in the average fuel price.
- Aircraft maintenance decreased as a result of flight cancellations and the temporary parking of aircraft.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to the lower average net borrowings.
- Cathay Pacific's cost per ATK reduced from HK$2.13 to HK$2.00 due to more cargo flights and cost saving initiatives.

Assets

- Total assets as at 31st December 2003 amounted to HK$75,037 million.
- During the year, additions to fixed assets were HK$5,121 million, comprising HK$5,027 million for aircraft and related equipment and HK$94 million for properties and other equipment.

Borrowings and capital

- Borrowings increased by 15.3% to HK$26,297 million compared with HK$22,810 million in 2002.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 56% at fixed rates of interest .
- Liquid funds, 66% of which are denominated in US dollar, increased by 15.3% to HK$15,200 million.
- Net borrowings increased by 15.2% to HK$11,111 million.
- The Group's shareholders' funds decreased by 3.3% to HK$31,052 million.
- Net debt/equity ratio increased from 0.30 times to 0.36 times.

Fleet profile

Aircraft type	Number as at 31st December 2003				Firm orders				Expiry of operating leases			Options
		Leased										
	Owned	Finance	Operating	Total	'04	'05	'06	Total	'06	'07	'08	
Aircraft operated by Cathay Pacific :												
B747-400	11	6	2	19						1	1	
B747-200F	4	2		6								
B747-400F	1	4		5		1		1				
B777-200	1	4		5								
B777-300		9		9	1			1				3[a]
A330-300		23		23								
A340-300		11	4	15					4			
A340-600			3	3						2	1	
Total	17	59	9	85	1	1		2	4	3	2	3
Aircraft operated by AHK :												
B747-200F		1		1								
A300-600F					4	2		6				4[b]
A300F/ B727F[c]			3	3								
Total		1	3	4	4	2		6				4

(a) Operating lease options expire in 2007 and are for any B777 model.

(b) Purchase options expire in 2004 and 2005.

(c) Aircraft on wet lease.

Review of affiliated businesses and associated companies

- AHK Air Hong Kong Limited recorded a satisfactory profit in 2003. During the year, the company commenced express cargo services to Bangkok and Singapore.
- The performance of Cathay Pacific Catering (H.K.) Limited was seriously affected by the SARS outbreak in March but recovery was seen in the second half as passenger traffic picked up.
- The result of Hong Kong Dragon Airlines Limited was adversely affected by the SARS outbreak in Hong Kong, Mainland China and Taiwan.
- Hong Kong Aircraft Engineering Company Limited reported a lower profit than 2002, reflecting the effect of the SARS outbreak on business volumes.

Human resources

- By the end of the year, we employed more than 14,600 people in 30 countries, of which 10,700 were based in Hong Kong.
- In order to help the Company during the difficult period following the SARS outbreak, staff were asked to join a special leave scheme. As business improved in the second half of the year, staff who joined the scheme received an ex-gratia payment as an appreciation of their support.
- The 17th class of cadet pilots graduated from our training centre in Adelaide. More than 200 pilots have passed through the Cadet Pilot Programme since its launch in 1988 and so far ten of them have been promoted to Captain.
- Cathay Pacific regularly reviews its human resource and remuneration policy in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

The information in this advertisement does not constitute statutory accounts for the year ended 31st December 2002 and 2003.